FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

2 May 2023

HSBC HOLDINGS PLC
1Q 2023 EARNINGS RELEASE
WEBCAST AND CONFERENCE CALL

HSBC will be holding a webcast presentation and conference call today for investors and analysts. The speakers will be Noel Quinn (Group Chief Executive) and Georges Elhedery (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached http://www.rns-pdf.londonstockexchange.com/rns/9830X_1-2023-5-1.pdf and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.

Full details of how to access the conference call appear below and details of how to access the webcast can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.30am (London); 2.30pm (Hong Kong); and 2.30am (New York).

Webcast: https://streamstudio.world-television.com/CCUIv3/registration.aspx?ticket=768-1956-35773&target=en-default-&status=preview&browser=ns-0-1-0-0-0

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: 8934143
	Toll-free	Toll
UK	0800 279 3590	0207 950 6551
US	866 297 1588	+1 210 795 1143
Hong Kong	800 968 764	+852 3001 3842
International		+1 210 795 1143

Replay access details from 2 May 10:45am BST - 2 July 2023 10:30am BST.

Passcode: 5552
	Toll-free	Toll
UK	0800 279 4887	+44 20 3430 8972
US	+1 866 742 2549	+1 203 369 4600
Hong Kong	+852 3018 4327
International		+1 203 369 4600

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 May 2023